Exhibit 99.1

Noah Showcases Global Expansion and Investment Product Leadership at 2024 Corporate Open Day

•	Accelerating global expansion into emerging markets with new brands

•	Global investment allocation strategies and expanded product offerings drive long-term value for clients

•	Expanding comprehensive service matrix to address evolving client needs globally

Shanghai, December 9, 2024 – Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH and HKEX: 6686), a leading and pioneer wealth management service provider offering comprehensive one-stop advisory services on global investment and asset allocation primarily for Mandarin-speaking high-net-worth investors, hosted its 2024 Corporate Open Day on December 6, 2024, in Hong Kong.

At the event, Noah’s executive management team outlined the Company’s strategic initiatives including global expansion, innovation, and competitive global investment product offerings and comprehensive service matrix. Presentations provided insights into the evolving wealth management needs of global Mandarin-speaking individuals and corporate clients, including shifts in investment preferences, global asset allocation strategies, and the challenges of navigating global markets.

Noah’s co-founder and Chairwoman, Ms. Jingbo Wang, reflected on the event and the Company’s vision for the future: “Noah’s mission has always been to empower our clients with the best tools and strategies to thrive in an increasingly complex and interconnected world. Our 2024 Corporate Open Day demonstrated how we are turning this vision into reality—by expanding our global presence, advancing our technological capabilities, and offering sophisticated global investment solutions tailored to our clients’ unique needs.”

“This year, we’ve experienced a challenging and rapidly evolving macroeconomic landscape, and have responded with agility, deepening our expertise in global alternative investments and expanding offerings like digitalized insurance and global corporate services. These efforts are designed to create meaningful value for our clients to capitalize on opportunities in dynamic markets and are already improving our financial performance with net revenues from overseas growing by 28.9% year-over-year and 35.3% sequentially during the third quarter of 2024. While we are still in the relatively early stages of this overseas expansion, I believe the presentations and panel discussions today highlight the significant growth opportunities ahead of us as we acquire new clients through our competitive global investment solutions and renowned service standards.”

“As we look to the future, Noah will continue to lead with innovation, collaboration, and a commitment to excellence, shaping the global wealth management industry for Mandarin-speaking clients and advancing opportunities for our clients, partners, and the communities we serve."

Additional highlights from the 2024 Corporate Open Day are included below.

Strategic Focus and Global Expansion

Noah reaffirmed its commitment to expanding its global footprint, with discussions highlighting the Company’s recent launch of its new brands to serve overseas Mandarin-speaking clients: its wealth management arm ARK Private Wealth; asset management arm Olive Asset Management; and global insurance, trust, and comprehensive services arm Glory Family Heritage.

Panelists highlighted the significant unmet demand among domestic clients for international wealth management services, noting how Noah’s expanding global presence uniquely positions it to service the needs of this still-growing client base while simultaneously unlocking opportunities with underserved Mandarin-speaking investors in local markets. Noah’s recently opened office in Japan builds on its primary booking centers for Ark Private Wealth in Hong Kong, Singapore, and the U.S. in the near future, which not only serve existing clients but also facilitate engagement with new clients across emerging markets such as Southeast Asia and Canada, many of whom are currently underserved by local financial institutions.

Global Asset Allocation Strategies and Competitive Product Offerings

The 2024 Corporate Open Day highlighted Noah’s ability to deliver global asset allocation strategies informed by the current macroeconomic and interest rate environment. Panel discussions explored Noah’s unique competitive advantage in alternative assets and expanded product offerings in cash management, structured products, hedge funds, private credit, and infrastructure, in addition to its traditional strengthens in private equity and venture capital. Panelists discussed how Noah’s robust and comprehensive product coverage and selection capabilities are building globally competitive product lines that are increasingly capturing a larger share of clients’ wallets with significant potential remaining for alternative asset allocation among prospective overseas clients. Noah’s commitment to providing clients with sophisticated solutions that address their needs for diversification, risk management, and long-term growth remains firm.

Comprehensive Service Matrix to Address Emerging Client Priorities

The event showcased Noah’s pioneering efforts to adapt to evolving client needs and strengthen client stickiness through innovative new products and services. Noah has directly aligned its service matrix with the evolving needs of its substantial client base which predominantly consists of entrepreneurs it has serviced for years onshore who are now seeking to expand overseas. Panelists highlighted how Noah’s deep insights into the needs of global Mandarin-speaking clients and international perspective seamlessly address this demand by helping them navigate an increasingly complex global environment.

Glory Family Heritage is exploring new business models and leveraging the synergies with Noah’s global ecosystem to offer global lifestyle, global insurance, tax advisory, trust services, and other integrated solutions. Its digital insurance platform has redefined efficiency and transparency and was the first to offer digital insurance applications and premium payments in Hong Kong. The potential for incremental growth through commission-only agents, cross-industry institutions, professional service agencies, licensed financial institutions and other channels is significant.

Webcast Replay and Presentation Materials

A replay of the event can be viewed on the Company's investor relations website under the "News & Events" section at http://ir.noahgroup.com.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH and HKEX: 6686) is a leading and pioneer wealth management service provider offering comprehensive one-stop advisory services on global investment and asset allocation primarily for mandarin-speaking high-net-worth investors. In the first nine months of 2024, Noah distributed RMB47.6 billion (US$6.8 billion) of investment products. Through Gopher Asset Management and Olive Asset Management, Noah had assets under management of RMB150.1 billion (US$21.4 billion) as of September 30, 2024.

Noah's wealth management business primarily distributes private equity, public securities and insurance products denominated in RMB and other currencies. Noah's network covers major cities in mainland China, as well as Hong Kong (China), New York, Silicon Valley, Singapore, Japan and Los Angeles. The Company's wealth management business had 460,380 registered clients as of September 30, 2024. Through Gopher Asset Management and Olive Asset Management, Noah manages private equity, public securities, real estate, multi-strategy and other investments denominated in RMB and other currencies. The Company also operates other services.

For more information, please visit Noah at ir.noahgroup.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These statements include, but are not limited to, estimates regarding the sufficiency of Noah's cash and cash equivalents and liquidity risk. A number of factors could cause Noah's actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; investment risks associated with investment products distributed to Noah's investors, including the risk of default by counterparties or loss of value due to market or business conditions or misconduct by counterparties; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industries; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industries in China and internationally; general economic and business conditions globally and in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah's filings with the U.S. Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.